PIMCO FUNDS

Supplement Dated February 26, 2016 to the
Short Duration Strategy Funds Prospectus, dated July 31, 2015, as supplemented from time to time

Disclosure Related to the PIMCO Government Money Market Fund (the Fund)

IMPORTANT NOTICE REGARDING CHANGES IN THE FUNDS
NON-FUNDAMENTAL INVESTMENT POLICY AND DIVIDEND ACCRUAL TIMING

With respect to the PIMCO Government Money Market Fund, if a purchase order for shares is received prior to 4 p.m., Eastern time, and payment in federal funds is received by the Transfer Agent by the close of the federal funds wire on the day the purchase order is received, dividends will accrue starting that day. If a purchase order is received after 4 p.m., Eastern time, and payment in federal funds is received by the Transfer Agent by the close of the federal funds wire on the day the purchase order is received, or as otherwise agreed to by the Trust, the order will be effected at that days NAV, but dividends will not begin to accrue until the following business day. If shares are redeemed, dividends will stop accruing the day prior to the day the shares are redeemed.

Investors Should Retain This Supplement for Future Reference